Contact

www.linkedin.com/in/pal2
(LinkedIn)

Pierre Le Veaux II

PE/VC Portfolio Company Diligence Provider, Startup Investor, Big Fan of Seed At The Table, and Father!
Los Angeles Metropolitan Area

Experience

Power Digital Marketing
Vice President, Private Equity & Venture Capital Partnerships
June 2020 - Present (3 years 1 month)
Los Angeles Metropolitan Area

Responsible for establishing and maintaining relationships with the investment community inclusive of Private Equity, Venture, and Growth firms as well as their portfolio companies. Through Power Digital Marketing's proprietary technology (nova) I help investment professionals and businesses make more informed (data driven) and efficient capital allocation decisions which result in top line (revenue) growth.

https://www.sdbj.com/news/2020/jul/16/power-digital-names-vp-private-equity/

Seed At The Table
General Partner
March 2020 - Present (3 years 4 months)
Compton, California, United States

Community Crowdfunding portal (debt & equity) committed to providing founders and especially those from marginalized communities with a legal platform to raise capital from accredited and non accredited investors at lower dollar amounts.

Community of Unity
Board of Director
2015 - June 2020 (5 years)
New York, New York

Banc of California
Senior Director
2018 - 2019 (1 year)

Private and Commercial Banking

Goldman Sachs

10 years 3 months

Vice President
June 2008 - August 2018 (10 years 3 months)
Greater New York City Area

Vice President
June 2008 - August 2008 (3 months)

Kappa Alpha Psi Foundation
Board Member
January 2017 - January 2018 (1 year 1 month)

http://thekappafoundation.org/

Education

University of Virginia - Darden Graduate School of Business
Administration
MBA, General Management

University of California, Los Angeles
MBA Prep/Post Bacc · (2006 - 2007)

California State University
M.S., Industrial Organizational Psychology · (2002 - 2004)

California State University
BA, Dual: Psychology & Anthropology · (1999 - 2002)